Exhibit a (5)(A)

Jacada Announces Commencement of Tender Offer

Offer Set to Purchase up to 4,000,000 Shares

ATLANTA, August 14, 2008—Jacada Ltd. (Nasdaq: JCDA) a leading provider of unified desktop and process optimization solutions for customer service operations, announced today that it is commencing a modified “Dutch auction” tender offer for up to 4,000,000 of its ordinary shares at a share price of $3.50 to $4.00.

Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the $3.50 to $4.00 price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Jacada will determine the lowest per share price within the range that will enable it to buy 4,000,000 shares, or such lesser number of shares that are properly tendered.

The offer will expire at the close of business on September 15, 2008, unless extended by Jacada.

In accordance with SEC regulations, the previously announced $10 million program to repurchase shares by the company in the open market will be suspended.

Jacada officers and directors have advised the company that they do not plan to tender any of their shares in the tender offer.

“We believe this represents an excellent use of our significant cash reserves, and is consistent with our goal to maximize long-term shareholder value,” said Paul O’Callaghan, chief executive officer of Jacada. “Clearly we are confident in the future of Jacada, and we believe this investment will only make the company stronger moving forward.”

The information agent for the offer is MacKenzie Partners, Inc., who can be reached at (212) 929-5500 or toll-Free at (800) 322-2885.

More Details Regarding the Dutch Auction

If shareholders of more than 4,000,000 shares properly tender their shares at or below the determined price per share, Jacada will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, less any applicable withholding taxes and without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions specified in the offer to purchase that is being distributed to shareholders. However, there is no financing condition as Jacada anticipates that it will pay for the shares tendered in the offer, as well as related fees and expenses, from its internal cash resources.

In the event that Jacada succeeds in purchasing substantially all the shares it is offering to purchase in the tender offer, it contemplates that it will not resume the previously announced repurchase program. In the event that less than substantially all 4,000,000 shares Jacada is tendering for are purchased, Jacada may, at its discretion, resume purchases under a repurchase program. However, even if Jacada decides to resume purchases in the open market after the expiration of the tender offer, under SEC regulations any such purchases may not be made until at least 10 days after the termination of the tender offer.

Neither Jacada, nor its board of directors, is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Jacada.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Jacada. The offer is being made solely by the offer to purchase and the related letter of transmittal. Shareholders are urged to read the Jacada tender offer statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the offer to purchase and the related letter of transmittal, as well as any amendments or supplements to the statement when they become available. Each of these documents has been or will be filed with the SEC, and shareholders may obtain them for free from the SEC at the SEC’s website (www.sec.gov) or from Jacada, by directing such request to: Oren Shefler, General Counsel, telephone: 770-352-1300.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:

Tzvia Broida

Chief Financial Officer

Jacada

972 9 9525927

or

Peter Seltzberg

Hayden Communications

(646) 415-8972

peter@haydenir.com

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